                                                                Exhibit 99.17(a)

                              PROCEDURES MEMORANDUM
                     (PURSUANT TO RULE 6e-3(T)(b)(12)(iii))

                    LIBERTY LIFE ASSURANCE COMPANY OF BOSTON

                        Variable Universal Life Insurance

                               Revised 02/21/2005

                                TABLE OF CONTENTS

ISSUANCE AND RELATED TRANSACTIONS                                              3

1.   ISSUANCE                                                                  3
     A.  Applications and Policy Issuance                                      3
     B.  Effective Date of Contract                                            3
     C.  Contract Amendments                                                   4
     D.  Insufficient Funds on an Initial Payment                              4
2.   FREE LOOK                                                                 4
     A.  Free Look Period and Allocation of Excess Initial Premium             4
3.   GUARANTEED DEATH BENEFIT                                                  5
4.   REINSTATEMENT                                                             6
5    FACE AMOUNT CHANGES                                                       7
6.   DEATH BENEFIT OPTION CHANGES                                              7
7.   DEATH BENEFIT AT AGE 100                                                  7
8.   ADDITIONAL UNSCHEDULED PREMIUMS                                           7

REDEMPTIONS, TRANSFERS, AND LOANS                                              8

9.   LOANS                                                                     8
     A.  Preferred Loans                                                       8
     B.  Loan Payments                                                         8
     C.  Loan Repayments                                                       8
     D.  Source of Loans                                                       9

10.  WITHDRAWALS                                                              10
     A.  Minimum Amount Remaining After Partial Withdrawal                    10
     B.  Partial Withdrawals with Death Benefit Option 1 and 2                10
     C.  Tax Withholding                                                      10

11.  SURRENDERS                                                               10

12.  TRANSFERS                                                                10
     A.  Transfer Privileges                                                  10
     B.  Minimum Transfer Amounts and Timing                                  11
     C.  Telephone Transfers                                                  11
     D.  Confirmations of Transfer Requests                                   12
     E.  Asset Rebalancing                                                    12
     F.  Asset Allocation Models                                              12
     G.  Dollar Cost Averaging                                                13

DEATH                                                                         14

13.  DEATH BENEFIT                                                            14
     A.  Definition of Due Proof of Death                                     14
     B.  Death Benefit Calculation                                            15

EXHIBIT 1                                                                     16

                    LIBERTY LIFE ASSURANCE COMPANY OF BOSTON

              Memorandum Regarding Issuance, Face Amount Increases,
                       Redemption and Transfer Procedures

This memorandum set forth the information called for by Rule 6e-3(T) (b) (12)
(iii) under the Investment Company Act of 1940 (the "1940 Act") with respect to procedures for issuance, face amount changes, changes in death benefit option, redemptions and transfers under the flexible premium variable life insurance Contract from FPV-98150, or state-specific variations of such Contract form ("Contracts") offered through LLAC Variable Account (the "Variable Account") of the Liberty Life Assurance Company of Boston ("Liberty Life"). That rule provides an exemption for separate accounts, their investment advisors, principal underwriters and sponsoring insurance companies from Sections 2(c), 22
(d), and 27 (c) (1) of the 1940 Act and Rule 22c-1 thereunder for issuance, transfer and redemption procedures under flexible premium variable life insurance contracts to the extent necessary to comply with Rule 6e-3(T), state insurance law and regulations, and established administrative procedures of the life insurance company. In order to qualify for the exemption, procedures must be reasonable, fair and not discriminatory and they must be disclosed in the registration statement filed by a separate account. In certain states the Contracts may be offered as group Contracts with individual ownership represented by Certificates. The discussion of Contracts in this document applies equally to Certificates under group Contracts, unless context specifies otherwise.

Liberty Life believes its procedures meet the requirements of Rule 6e-3 (T) (b)
(12) (iii) and states the following:

1. Because of the insurance nature of the Contract and due to the requirements of state insurance laws, the procedures necessarily differ in significant respects from procedures for mutual funds and contractual plans for which the 1940 Act was designed.

2. Many of the procedures used by Liberty Life have been adopted from established procedures for variable universal life insurance Contracts of other companies and from Liberty Life's established procedures for its universal life insurance Contracts.

3. In structuring its procedures to comply with Rule 6e -3(T), state insurance laws and established administrative procedures, Liberty Life has attempted to comply with the intent of the 1940 Act.

4. In general, state insurance laws require that Liberty Life procedures by reasonable, fair and not discriminatory.

5. Because of the nature of the insurance product, it is often difficult to determine precisely when Liberty Life procedures deviate from those required under Sections 22 (d), 22 (e) or 27 (c) (1) of the 1940 Act or Rule 22c-1 there under. Accordingly, set out below is a summary of the principal Contract provisions and procedures not otherwise described in the prospectus which may be deemed to constitute, either directly or indirectly, such a deviation. The summary, while comprehensive, does not attempt to treat each and every procedure or variation which might occur and includes certain procedural steps which do not constitute deviations from the above-cited sections or rule.

Issuance and Related Transactions

1.   Issuance

A.   Applications and Policy Issuance

     An applicant may apply to purchase a Contract by submitting a written application to Liberty Life through one of our authorized agents. We will issue a Contract on the life of a prospective Insured who meets our Age and underwriting standards. The minimum face amount for a Contract is $50,000. Upon receipt of a completed application, Liberty Life will follow certain insurance underwriting (e.g. evaluation of risks) procedures designed to determine whether the applicant is insurable. This process may involve such verification procedures as medical examinations and blood testing, and may require that further information be provided by the proposed insured before a determination can be made. A Contract will not be issued until the underwriting procedure has been completed. Acceptance of an application is subject to Liberty Life's insurance underwriting rules.

B.   Effective Date of Contract

     The Contract Date is the effective date of insurance coverage under the Contract. Liberty Life uses the Contract Date to determine Contract Anniversaries, Contract Years and Monthly Dates. For purposes of establishing a Contract Date on all flexible payment variable life insurance Contracts the Contract Date will be the later of underwriting approval date or the date the initial premium is received by an authorized agent of Liberty Life unless the Contract Owner requests a different Contract Date, e.g. backdating in order to save age. In the event a Contract is backdated Liberty Life will establish an allocation date. Liberty Life will allocate the initial premium, up to a company set maximum (currently $2000), directly to the Contract Owners chosen allocations as of the allocation date. This date will be equal to the later of the underwriting approval date or the money received date. The initial premium will be allocated to the Fixed Account as of the requested backdate. The payment will have cost of insurance charges ("COI") deducted and accrue interest at the Fixed Account rate. On the allocation date premium up to the set maximum will be allocated into the selected Sub-Accounts. Any initial premium in excess of the company set maximum will remain allocated to the Fixed Account until 5 days after the end of the Free Look Period as described in Section 2A, at which time the accrued value in the Fixed Account will be transferred to the Contract Owner's chosen allocations. The Company reserves the right to change the amount of initial premium that is allocated directly into the Sub-Accounts without notice. We will issue a Contract as long as the initial premium is within $1.99 of the initial premium required by the Contract and waive any underpayment of initial premium from $0.01-$1.99 inclusive.

     All subsequent premiums, unless underwriting is required, will be allocated directly to the Contract Owner's chosen allocation as of the date of receipt at Liberty Life's Service Center. Liberty Life reserves the right to reject any premium that would cause the Contract not to meet the definition of life insurance Contract under the Tax Code.

     If an application requires full underwriting, and an initial premium has been accepted by an authorized agent of Liberty Life, Liberty Life will issue a Temporary Insuring Agreement. Temporary insurance is subject to the terms and maximums stated in the Temporary Insuring Agreement. Liberty Life will not credit interest to such premiums prior to the Contract Date unless required by state law.

     If the application is declined by Liberty Life the initial premium will be refunded to the proposed owner and will include interest where mandated by state regulation.

C.   Contract Amendments

     A Contract Amendment is a change to certain information shown on the Contract application (see Exhibit 1). If there is a change to this certain Contract information, Liberty Life will send out a Contract Amendment for signature. The Contract Date of any Contract with a Contract Amendment will be the date the Amendment is signed. Liberty Life will not allocate the initial premium to the Variable Account until the Contract Amendment is received at the Service Center. Once the signed Contract Amendment is received at the Service Center, the Free Look Period will begin as of the date the Amendment is signed. If the Contract Amendment is outstanding for thirty days, Liberty Life will cancel the Contract and return the premium to the Contract Owner without interest.

D.   Insufficient Funds on an Initial Payment

     If Liberty Life receives a premium payment that is returned for insufficient funds the Contract will not be put in-force. Liberty will request a certified check for the initial premium. Once the check is received Liberty will prepare an Amendment for the Contract Owner's signature changing the Contract Date. The Contract Date will become the date of the signed Amendment. The certified check will sit in a non-interest bearing account until the Contract Date arrives. At that time the premium payment will be processed in accordance with Liberty Life's regular initial premium processing. The Free Look Period will begin from the Contract Date.

2.   Free Look

A.   Free Look Period and Allocation of Excess Initial Premium

     The Contract Owner may cancel the Contract by returning it to us within the Free Look Period as provided by state law. If the Contract Date is the same date as the underwriting approval date, Liberty Life will assume the Free Look Period begins 5 days after the Contract Date and allocate any excess initial premium 5 days after the end of the state mandated Free Look Period, assuming 5 days of mail time from Contract approval to Contract Owner's receipt of the Contract and 5 days of mail time from the end of the state mandated Free Look Period for Liberty Life to receive the cancellation request. If the application is submitted without the initial premium and Liberty Life approves the Contract, the Free Look Period will begin on the day an authorized agent of Liberty Life delivers the Contract and receives the initial premium and Liberty Life will allocate any excess initial premium 5 days after the end of the state mandated Free Look Period assuming 5 days of mail time from the end of the state mandated Free Look Period.

     Liberty Life will honor any request to cancel a Contract mailed within the state mandated Free Look Period. Delays in delivery or mailing time will not result in a denied cancellation.

     The following table sets out the Free Look period for each state on non-replacement business:


                             10 Day Free Look Period


     AL, AK, AZ, AR, CT, DC, DE, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY

                             15 Day Free Look Period

     CO

                             20 Day Free Look Period

     ND

                             30 Day Free Look Period

     CA

     If the Contract Owner returns the Contract during the Free Look Period, coverage terminates and Liberty Life will pay the Contract Owner an amount equal to either the initial premium or Account Value, as required by state law.

     The Free Look Period will not begin for any states that require a delivery notice (California, Louisiana, Pennsylvania, South Dakota and West Virginia) or for any Contracts which require an Amendment, until they are signed. Upon receipt of the state required delivery notice or any Contract Amendment, Liberty Life will begin the Free Look period as of the date the delivery notice or the Contract Amendment is signed.

     If a Contract is issued with a Contract Amendment, Liberty Life will not consider a Contract to be delivered until any and all outstanding Contract Amendments have been signed and received. Liberty Life will begin the Free Look Period for Contracts with Amendments on the date the Amendment is signed. If an outstanding Amendment is not signed and returned within 30 days to the Service Center, Liberty Life reserves the right to withdraw the offer of coverage, and return any premium without interest.

3.   Guaranteed Death Benefit

     The Flexible Premium Variable Life Insurance Contract generally has three Death Benefit Guarantees (The term and availability of certain Death Benefit Guarantees may be different in some states.) The first is called "3 Year Guarantee Coverage." The second is called the "Limited Guaranteed Coverage." The third is called "Lifetime Guaranteed Coverage." The 3 Year Guarantee Coverage is intended to ensure that the Contract remains in force for the first three Contract years The Limited Guaranteed Coverage is intended to ensure that the Contract remains in force until age 75 or 15 years from the Contract Date, whichever is later. The Lifetime Guaranteed Coverage is intended to ensure that the Contract remains in force for the Insured's lifetime. To keep the 3 Year Guarantee in effect, the following conditions must be met:

     1. Total premiums minus withdrawals of premium must at least equal the total monthly 3 Year Guaranteed Coverage premiums; and

     2.   There are no outstanding loans against the Contract.

     To keep the Limited Guarantee in effect, the following conditions must be met:

     1. Total premiums minus withdrawals of premium must at least equal the total monthly Limited Guaranteed Coverage premiums less such premiums for the prior one month; and

     2.   There are no outstanding loans against the Contract.

     To keep the Lifetime Guarantee in effect the following conditions must be met:

     1. Total premiums minus withdrawals of premium must at least equal the total monthly Lifetime Guaranteed Coverage premium less such premiums for the prior one month; and

     2.   There are no outstanding loans against the Contract.

     However, if Lifetime Guarantee Coverage is in effect at the insured's age 100, Liberty Life will not require additional premium but the Death Benefit thereafter will be the greater of the Face Amount or 101% of the Account Value.

     The one month lag in taking guaranteed coverage premiums into consideration under these formulas is intended to provide a grace period for the receipt of delayed premiums. At Liberty Life's discretion, however, it may shorten or eliminate the one month lag.

     Provided these conditions are met, the Contract will stay in force even if the Surrender Value is insufficient to cover the Monthly Deduction. The Account Value will continue to fluctuate based on the performance of the Sub-Accounts to which premiums have been allocated and the accrual of Contract charges. Account Value will never be less than zero. However, if the Account Value is insufficient to cover the Monthly Deduction, Liberty Life will track accrued but unpaid Contract charges, and will deduct such charges, to the extent possible, on the next Monthly Date on which the Account Value is positive ( i.e., after additional premium is paid).

     If Limited Guaranteed Coverage or Lifetime Guaranteed Coverage terminates, we will specify a period of not less than one year within which the Contract owner may reinstate the Guaranteed Coverage by paying sufficient additional premium to meet the applicable requirement set forth above. Three Year Guaranteed Coverage may not be reinstated if it terminates.

4.   Reinstatement

     If a Contract lapses because of insufficient Surrender Value to cover the Monthly Deductions, it may be reinstated at any time within five years from the end of the Grace Period. Reinstatement is subject to:

A.   Receipt of evidence of insurability satisfactory to Liberty Life;

B. A premium payment equal to the lesser of: (1) an amount sufficient to make the Contract's Surrender Value equal to the prior month's Monthly Deductions times three, or (2) a premium payment sufficient to make the total premiums paid equal to the amount of premium due as of the next Monthly Date under applicable Death Benefit guarantees.

C. Reinstatement of any Indebtedness against the Contract. If outstanding Indebtedness is repaid in full during the reinstatement period, it will always be sufficient to reinstate a Flexible Premium Variable Life Insurance Contract provided that the minimum premium requirement has been met or exceeded even if the Indebtedness is less than the amount otherwise necessary to reinstate the Contract.

     The effective date of reinstatement of a Contract will be the date that Liberty Life approves the reinstatement request. Suicide and incontestability provisions will apply from the effective date of reinstatement. Unless the Contract Owner pays a total premium which is sufficient to cover Limited or Lifetime Guaranteed Coverage premium, the guaranteed Death Benefit will be lost.

5.   Face Amount Changes

     While the Contract is in force, a Contract owner may request a Face Amount Change. The Contract Owner needs to submit the proper administrative form. If the Contract Owner requests an increase in Face Amount, the additional coverage will be subject to underwriting approval, new Contract specification pages are issued showing the new amount of coverage and a new guarantee premium will be established. An additional withdrawal charge will apply with respect to the increased portion of the Face Amount, based on the Insured's age at the time of the increase and the amount of the increase. The withdrawal charge will amortize over the 10 years from date of the increase.

     A Contract Owner may also request a reduction in Face Amount. The Face Amount may not be reduced below $50,000. New Contract specification pages will be issued reflecting the new Face Amount. New guarantee premiums will be established and a withdrawal charge based on the proportion of Face Amount reduction will be subtracted from the Account Value.

6.   Death Benefit Option Changes

     At any time during lifetime of the Insured, a Contract Owner may request a change in the Contract's Death Benefit Option. The Contract Owner needs to submit the proper administrative form. If the Contract Owner changes the Death Benefit Option from Option 1 (level) to Option 2 (increasing), the Face Amount will decrease by the amount equal to the Account Value. The net amount at risk for Liberty Life will remain the same. A change from Option 1 to Option 2 will not be processed if the new Face Amount would be less than $50,000. However, the Contract Owner may first request a face increase to accommodate this request.

     If the Contract Owner changes from Option 2 (increasing) to Option (level), the Face Amount will increase by the amount equal to the Account Value. The net amount at risk for Liberty Life will remain the same.

     The change will take effect on the Monthly Date immediately following Liberty Life's approval of the request. Liberty Life does not impose a fee on a change of Death Benefit Option and such a change by itself will not immediately change the Surrender Value.

7.   Death Benefit at Age 100

     In states that allow a Contract to remain in-force after Insured's age 100, the Contract will stay in force as long as the Monthly Deduction can be covered up to the Insured's age 100. At age 100, no additional premium will be accepted into the Contract and Monthly Deductions cease. Separate Account Expense charges (60 basis point), Fund Expenses, and the Contract fee will continue to be taken. If the Lifetime Coverage Guarantee is in effect at age 100, the Death Benefit will be the greater of the Face Amount or 101% of the Account Value. The Account Value will always equal the Cash Value since there will no longer be any Surrender Charges at age 100.

     In New York, on the Contract Anniversary following the Insured's attained age 100, we will pay a Maturity Benefit equal to the Contract's Surrender Value.

8.   Additional Unscheduled Premiums

     A Contract Owner may submit additional unscheduled premiums (i.e. premiums in addition to Planned Premiums) to the Contract at anytime while the Contract is in force and before the Insured is age 100. These premiums will be evaluated within the structure of the Contract. If it is determined that these premiums exceed the larger of the sum of the guideline level premiums or the guideline single premium as determined by Section 7702 of the Tax Code these premiums will be underwritten in order to increase the Face Amount of the Contract. This will also increase the guaranteed Death Benefit and Guaranteed Coverage premiums. While these premiums are being underwritten the money will be placed in a non-interest bearing account. Upon underwriting approval, the premiums will be applied to the Contract with a current date.

     If a premium is unscheduled and increases the Death Benefit more than it increases the Account Value and does not exceed the guideline premium limitations of Section 7702, it will be underwritten. Upon underwriting approval the premiums will be applied to the Contract with current date. The Face Amount will not be increased nor will the guaranteed Death Benefit or Guaranteed Coverage premiums.

     If the premiums do not exceed the above guidelines they will be directly applied to the Contract as of the date of receipt at our Service Center.

     If a premium payment would cause a Contract to be treated as a modified endowment contract ("MEC") status under Section 7702A of the Tax Code, the payment will be applied as of the date received by Liberty Life. The Contract Owner will have up to 30 days after the next Contract Anniversary to request return of sufficient premium that the Contract will not be treated as a MEC.

Redemptions, Transfers, and Loans

9.   Loans

A.   Preferred Loans

     Liberty Life will determine the amount available for a preferred loan by determining the earnings of the Contract since its inception. Earnings equal: (A) minus (B) minus (C) minus (D) plus (E) ; where

                  (A)    is the Account Value
                  (B)    is total premium payments made
                  (C)    is the preferred loan balance
                  (D)    is accrued loan interest; and
                  (E)    is all prior partial withdrawals in excess of earnings

B.   Loan Payments

     Once a Contract loan is requested and approved by Liberty Life, the payment will be sent out within seven days. All requirements must be satisfied in order for the Liberty Life to process a loan. Loan requests must be submitted in writing to the Service Center.

                                        Liberty Life Service Center
                                              100 Liberty Way
                                              Dover, NH 03820

C.   Loan Repayments

     Contract Owners may repay a loan in full or make a partial repayment on any Contract loan while the Contract is still in effect. Liberty Life will treat any payment we receive from the Contract Owner that does not meet the current Planned Premium amount due as a loan repayment unless otherwise instructed in writing. Any portion of a payment in excess of the loan repayment will be treated as additional premium. Liberty Life will deduct an amount equal to the Loan Account and allocate the payment proportionately among the Sub-Accounts and the Fixed Account on the same basis as additional premium payments are allocated, unless instructed otherwise. If a specific loan is not selected for loan repayment, the last loan taken will be the first loan repaid.

D.   Source of Loans

     The Contract Owner can specify the source of the loan (the accounts he or she would like the money removed from), but cannot direct that more than a pro rata share of the loan be made from the Fixed Account. If the Contract Owner does not specify the source of the loan, the loan will be made from the Sub-Accounts and Fixed Account based on the proportionate Account Value in each account.

10.  Withdrawals

A.   Minimum Amount Remaining After Partial Withdrawal

     Partial withdrawals are permitted after the first Contract year provided Liberty Life receives a request in writing signed by the Contract Owner. Partial withdrawals must be at least $250. If in a Contract year more than one partial withdrawal is taken, Liberty Life may charge a transaction fee of the lesser of $25 or 2% of the amount of the subsequent partial withdrawal(s). The Contract Owner may select the Sub-Accounts from which to deduct the amount of the partial withdrawal. If the Contract Owner does not indicate which accounts the withdrawal will be deducted from, the amount of the partial withdrawal will be deducted on a pro rata basis from the Sub-Accounts and the Fixed Account. The Contract Owner cannot direct more than a pro rata share be removed from the Fixed Account.

B.   Partial Withdrawals with Death Benefit Options 1 and 2

     Partial Withdrawals will affect the Contract differently depending on which Death Benefit Option the Contract Owner has elected. If the Contract has Death Benefit Option 1 (level), a partial withdrawal will result in a dollar for dollar reduction of the Face Amount. Applicable withdrawal charges will be deducted based solely on the percentage decrease in Face Amount. If the remaining Surrender Value in the Contract would be less than $500, Liberty Life may treat the request as a request to surrender the Contract.

     For a Contract that has Death Benefit Option 2 (increasing), a partial withdrawal will not decrease the Face Amount but will result in a dollar for dollar reduction in Death Benefit. There will be no withdrawal charges. If the remaining Surrender Value in the Contract would be less than $500, Liberty Life may treat the request as a request to surrender the Contract.

     Example of Partial Withdrawal with Death Benefit Option 1:

        1.  Face Amount Before Withdrawal:                                              $  100,000
        2.  Account Value Before Withdrawal:                                            $   10,000
        3.  Withdrawal Charge Before Withdrawal:                                        $    3,000
        4.  Surrender Value Before Withdrawal:                                          $    7,000
        5.  Withdrawal Amount:                                                          $    1,000
        6.  Face Amount After Withdrawals:                               (1-5)          $   99,000
        7.  Account Value After Withdrawal:                              (2-5)          $    9,000
        8.  Withdrawal Charge on Withdrawal:                             (3*(1-6)/1)    $       30

        9.  Withdrawal Charge After Withdrawal:                          (3-8)          $    2,970
        10. Surrender Value After Withdrawal:                            (7-9)          $    6,030
        11. Withdrawal Check Mailed to Contract Owner:                   (5-8)          $      970

     Example of Partial Withdrawal with Death Benefit Option 2:

        1.  Face Amount Before Withdrawal:                                              $  100,000
        2.  Account Value Before Withdrawal:                                            $   10,000
        3.  Withdrawal charge Before Withdrawal:                                        $    3,000
        4.  Surrender Value Before Withdrawal:                                          $    7,000
        5.  Withdrawal Amount:                                                          $    1,000
        6.  Face Amount After Withdrawal:                                (1)            $  100,000
        7.  Account Value After Withdrawal:                              (2-5)          $    9,000
        8.  Withdrawal Charge on Withdrawal:                             (3*(1-6/1)     $        0
        9.  Withdrawal Charge After Withdrawal:                          (3-8))         $    3,000
        10. Surrender Value After Withdrawal:                            (4-5)          $    6,000
        11. Withdrawal Check Mailed to Contract Owner:                   (5)            $    1,000

C.   Tax Withholding

     When a partial withdrawal or full surrender is requested, Liberty Life will not withhold taxes, unless instructed to do so. If no tax withholding instructions are included with the request, Liberty Life will process the request for the total amount requested and will not withhold taxes, unless otherwise required by law.

11.  Surrenders

     Surrenders requests will be processed effective on the date the request is received in the Liberty Life Service Center or the next following Valuation Date. Surrender requests should be made in writing and signed by the Contract Owner. Liberty Life will terminate the Contract and mail the proceeds (Account Value minus withdrawal charges minus any outstanding Indebtedness) directly to the Contract Owner at the address of record no later than 7 Calendar days from receipt of the request. Liberty Life will only make the proceeds payable to the Contract Owner, because Liberty Life will not direct funds to any other person/entity.

     The withdrawal charge equals the amount shown in the withdrawal charge table located in the Contract plus any additional withdrawal charge due to increases in the Face Amount of the Contract. The amount of the withdrawal charge decreases over time, as shown in the Contract. The withdrawal charge is determined separately for the base Contract and each increase in Face Amount.

12.  Transfers

A.   Transfer Privileges

     Liberty Life imposes the following limits and restrictions on the number, timing, and processing requirements of transfer requests:

          (1) Up to 20 transfers each calendar year are allowed via telephone, fax or mail;

          (2) Transfers above the 20 limit are accepted only if they are in a form acceptable to us, as described below, and are sent to us by mail;

          (3) Transfers above the 20 limit will be rejected if requested via telephone or fax.

     Currently, we do not accept electronic transfer requests.

     Additional restrictions will be imposed on Contract Owners effecting frequent transfers, or identified patterns of short-term trading activity which, in Liberty Life's judgment, are potentially detrimental to other Contract Owners, even if the number of transfers submitted is below 20 per year. Such restrictions may include limiting, delaying or refusing additional transfer instructions. Written notification will be provided if a transfer request is rejected, or if special restrictions are being imposed.

     In certain circumstances, some of the Portfolios in which the Sub-Accounts of the Variable Account invest reserve the right to delay transfer requests, either on the purchase or redemption side of the transaction, and some Portfolios may refuse transfer requests for purchase transactions. If this happens, Liberty Life may not be ableion to effect some transfer requests. Under our contractual agreements with the Portfolios, we may impose limitations or restrictions on transfers, to the extent required or permitted under applicable law. Written notification will be provided if Liberty Life is not able to process a requested transfer or if a restriction or limitation on transfer activity is imposed on a Contract.

B.   Minimum Transfer Amounts and Timing

     Transfer amounts will be based on the Accumulation Unit Value next determined following receipt of valid, complete transfer instructions by Liberty Life. Transfer requests must be in a form acceptable to Liberty Life. Subject to limitations described above, written requests signed by the Contract Owner on a form that we provide for requesting transfers are acceptable. Other legible written requests with the appropriate Contract number and complete instructions can be accepted unless limitations on transfer activity have been imposed by Liberty Life. Requests can also be made by telephone as authorized by Liberty Life. Transfer requests received at the Service Center after the close of the New York Stock Exchange ("NYSE")(normally 4:00 p.m. Eastern Time), will be priced on the next business day after received. Transfer requests received at the Service Center in writing before the close of the NYSE (normally 4:00 p.m. Eastern
     Time), on any day that the NYSE and Liberty Life is open will be priced as of the day received, unless Liberty Life is closed in the case of an emergency. If Liberty Life is closed, transfer requests will be priced as of the day Liberty Life and the NYSE are next open. The minimum partial transfer amount is $250 from a single Sub-Account or Fixed Account, unless the amount requested is the entire balance in the Sub-Account or Fixed Account. If less than $500 would remain in a Sub-Account or Fixed Account after a transfer, Liberty Life requires a transfer of the entire balance.

C.   Telephone Transfers

     Transfers will be accepted by telephone, unless the Contract Owner elected not to allow such transfers at the time of application, or if limitations or special restrictions are in effect. Telephone Privileges will be automatically granted in all available states unless the Contract Owner elects "No Telephone Privileges" on the application at issue. If a state does not allow Telephone Privileges to be automatically granted, Liberty Life may allow telephone transfers upon receipt of the Contract Owner's written consent to process telephone transfers. Telephone Privileges may be cancelled after Contract issuance by submitting the request in writing to the Liberty Life Service Center. The cut off time for telephone transfer requests to be effective on the same day received is normally 4:00 p.m. Eastern Time each day that the NYSE and Liberty Life are open. Transfer requests received over the telephone before and up until 4:00 p.m. Eastern Time will be processed on that day at that day's price. Transfers received after the close of the New York Stock Exchange (normally 4:00 p.m. Eastern
     Time), will be processed on the next business day and priced as of the next business day. Transfer requests received after the official closing of the NYSE will be priced the next business day that the NYSE and Liberty Life are open. If Liberty Life is closed due to an emergency, transfer requests will be honored as of the business day that Liberty Life received the request or, if the NYSE is not open, on the next business day that the NYSE is open.

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     If a Contract Owner calls in to make a transfer prior to the NYSE close, and then calls back to cancel the transfer, we will cancel it only if the request to cancel is received prior to the close of the NYSE. Any requests to cancel a transfer after the close of the NYSE will not be honored.

     Written notification will be provided if a transfer request cannot be processed because the 20 transfer per calendar year limit on telephone transfer requests has been reached, or if a special restriction is imposed due to frequent transfer activity or identified patterns of short-term trading.

D.   Confirmations of Transfer Requests

     Written acknowledgment of transfers between Sub-Accounts will be provided at three points in time: (1) a confirmation notice will be sent to the Contract Owner within five days of receipt of the request, (2) the quarterly statement will reflect transfers, and (3) the annual statement will reflect transfers.

     The transfer provisions may be suspended, modified or terminated at any time by Liberty Life.

E.   Asset Rebalancing

     A Contract Owner may elect to have transfers made automatically among the Sub-Accounts of the Variable Account on an annual, semi-annual, quarterly or monthly basis, so that Account Value is reallocated to match the percentage allocations in the Contract Owner's premium allocation elections. Asset Rebalancing will occur on the 25th day of the month in which the rebalancing is schedule to occur. Generally, the Contract Owner may choose a day other than the 25th. Asset Rebalancing is not available until the end of the Free Look Period. If the Contract Owner chooses a date prior to the end of the Free Look Period, we will schedule Asset Rebalancing to be on the 25th of the calendar quarter in which the Free Look Period ends. Liberty Life will require the administrative form five business days prior to the 25th day of the month, or five business days prior to the selected date of the Asset Rebalancing. Asset Rebalancing using the Fixed Account is not permissible. Transfers under this program will not be subject to the $250 minimum transfer amounts. An election to participate in the Asset Rebalancing program must be in writing on the form prescribed by and returned to Liberty Life at its Service Center.

     Currently, automatic transfers through the Asset Rebalancing program do not count towards the limit of 20 transfers described above. In the future, we may count such transfers toward the limit. In the event of such a change, written notification will be provided to affected Contract Owners in advance of the effective date of the change.

F.   Asset Allocation Models

     Standard & Poor's Inc. ("S&P") has developed several asset allocation models for use with the Contract.

     If Contract Owners decide to use a model, Liberty Life will automatically allocate their premiums in accordance with the percentages specified in one of the S&P models. Only one model may be used at a time. Liberty Life will automatically enroll Contract Owners in our Asset Rebalancing program and rebalance the total Sub-Account values in accordance with the chosen model on a quarterly basis. If a model is chosen at the time of the application, the first time the Sub-Account values will be rebalanced is the 25th day of the calendar quarter following the Free Look Period. If a model is chosen after the Contract has been issued, the first time the Sub-Account values will be rebalanced is the 25th day of the last month in the calendar quarter in which use of the model was requested. The Contract Owner may choose a day other than the 25th. If the Contract Owner wishes, they may instruct us, in writing, to rebalance their Sub-Account values monthly, semi-annually, or annually instead of quarterly and they may request

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     the date they wish the rebalancing to occur. Written instructions must be mailed to the Service Center. Liberty Life will require the instructions to be received five business days prior to the selected date of the automatic Asset Rebalancing.

     Contract Owners may choose to use an S&P asset allocation model at any time. Contract Owners may also discontinue use of the models at any time. Liberty Life will automatically discontinue use of the model if the Contract Owner (a) discontinues the Asset Rebalancing program or (b) gives us instructions to change the allocations of premiums or Account Value among the Sub-Accounts. Contract Owners may discontinue use of the Asset Rebalancing program by sending written instructions to the Liberty Life Service Center. Contract Owners may give us instructions to change allocations of premiums or Account Value among the Sub-Accounts by sending written instructions to the Liberty Life Service Center or by calling the Service Center, if the Contract Owner did not refuse Telephone Privileges on the application. Liberty Life will require instructions to discontinue use of the asset allocation model five business days prior to the date Asset Rebalancing is schedule to occur.

     For each model, S&P determines the percentage allocations among the Sub-Accounts based upon a comparison of the model's investment objectives and the relevant underlying Portfolios' investment objectives and portfolio composition. These models are specific to this Contract.

     Periodically, S&P will review the models. If Liberty Life decides to change the percentage allocations under a model, Contract Owners using that model will be notified in writing before we implement the change. If the change to a model involves the addition of a Sub-Account that was not previously available to the Contract Owner, Liberty Life will require current Contract Owners using the asset allocation model to give their consent to have their Account Value allocated according to the revised model allocations. Consent may be given by sending written instructions to the Liberty Life Service Center or by calling the Service Center, if the Contract Owner did not refuse Telephone Privileges on the application. If Liberty does not receive consent from a Contract Owner to change to the revised model or an election of another available model, the Contract Owner will cease to participate in the model program as of the effective date of the change in the model. Allocations of the non-responsive Contract Owners' existing Account Value and future premiums will remain unchanged until contrary instructions are received, and the Asset Rebalancing program will continue to apply. If the changes to the model involve on Sub-Accounts that were already available to the Contract Owner for allocation of Account Value, Contract Owners will be given a reasonable time to instruct Liberty Life not to reallocate according to the new percentages. If the Contract Owner does not respond within the specified time, we will apply the revised model to the Contract. If a Contract Owner is not enrolled in a model at the time S&P decides to make a percentage change to the allocations, they will not be notified of the changes.

G.   Dollar Cost Averaging

     A Contract Owner may designate a portion of the Account Value attributable to the Fixed Account, or any Sub-Account, to be automatically transferred on a monthly basis, to one or more of the Sub-Accounts, or the Fixed Account. If using the Fixed Account as the source account for Dollar Cost Averaging, the Dollar Cost Averaging program must be requested before the Free Look Period expires. The Dollar Cost Averaging process does not take place until the end of the Free Look Period. If the Contract Owner chooses a date prior to the end of the Free Look Period, we will begin Dollar Cost Averaging on the 1st (or any other day elected), of the month immediately following the end of the Free Look Period. If no election is made as to a source account, Liberty Life will not process the request and will contact the Contract Owner to obtain the necessary information. After the end of the Free Look Period, a Contract Owner may designate a portion of the Account Value attributable to a specified Sub-Account to be automatically transferred, on a monthly basis, to one or more of the Sub-Accounts or the Fixed Account. A Contract Owner may enroll in this program at the time the Contract is issued or any time thereafter, by properly completing the Administrative Form and returning it to

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     Liberty Life at its Service Center at least five business days prior to the
     1st day of a month, which, unless otherwise elected, is the date that all Dollar Cost Averaging transfer will be made. If a Contract Owner wishes to choose a day other than the 1st of the month, Liberty Life will require the form five business days prior to that date.

     There are two dollar Cost Averaging Options:

     1) The Contract Owner may choose to Dollar Cost Average a fixed amount or fixed percentage until a specified date, or until the funds are exhausted.

     2) The Contract Owner may choose to transfer all funds over a specified period of time.

     Dollar Cost Averaging will terminate when: (1) the number of designated monthly transfers has been completed, (2) the Account Value attributable to the DCA Account is insufficient to complete the next transfer, (3) the Owner requests termination in writing and such writing is received by the Service Center at least five business days prior to the next transfer date in order to cancel the transfer scheduled to take effect on such date, or
     (4) the Contract is terminated.

     A Contract Owner may initiate or reinstate Dollar Cost Averaging or change existing Dollar Cost Averaging terms by properly completing the new enrollment form and returning it to the Service Center at least 5 business days prior to the next transfer date on which such transfer is to be made.

     If the Contract Owner wishes to discontinue Dollar Cost Averaging from the Fixed Account, the Contract Owner will have 60 days to transfer the remaining balance from the Fixed Account to the Sub-Accounts. After the 60th day, if money remains in the Fixed Account, it cannot be moved until the first 60 days following the next anniversary of the Contract. If Liberty Life receives a request to transfer money out of the Fixed Account that is post-marked within 60 days following the Contract Anniversary, the request will be accepted and Liberty Life will process the transfer out of the Fixed Account.

     Currently, automatic transfers through the Dollar Cost Averaging program do not count towards the limit of 20 transfers described above. In the future, we may count such transfers toward the limit. In the event of such a change, written notification will be provided to affected Contract Owners in advance of the effective date of the change.

13.  Death Benefit

A.   Definition of Due Proof of Death

     Due Proof of Death is defined as the date on which Liberty Life is satisfied that the Insured is deceased. Typically, the receipt of the original Death Certificate or a notarized copy of the Death Certificate and the death claim form satisfies Liberty Life's criteria. Payment of Death Benefit proceeds is subject to the Contract provisions regarding suicide, incontestability and misrepresentation and misstatement of age or sex. In addition, payment of Death Benefit proceeds is subject to proof of date of death, satisfactory to Liberty Life and receipt of all other requirements deemed necessary by Liberty Life, including state law requirements. However, in addition to the reasons for delaying payment stated in the Contract, Liberty Life may delay payment if Due Proof of Death is not met. Some instances where Due Proof of Death may not be met include: (1) additional investigation is needed to determine the cause of death, (2) Liberty Life has reason to suspect fraud on the part of the Applicant, Insured or claimant, (3) death occurs within the Contract's contestable period, (4) the designated Beneficiary cannot be located, is not competent to receive the Death Benefit proceeds, or may be precluded from receiving the Death Benefit proceeds, (5) different parties have presented conflicting claims to the same Death Benefit proceeds, (6) additional information is required to identify the Beneficiary, or (7) a governmental entity or agency or court has placed a lien or other form of attachment on the Death Benefit proceeds. Providing a death certificate is not necessarily Due Proof of Death.

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     Liberty Life may decide that the circumstances of certain claims raise questions of whether the insured has died and require additional investigation to establish Due Proof of Death. Liberty Life will pay Death Benefit proceeds out of its General Account and will transfer the Account Value from the Sub-Accounts to the General Account. The excess, if any, of the Death Benefit over the amount transferred will be paid out of the General Account.

B.   Death Benefit Calculation

     When Liberty Life received Due Proof of Death, the Death Benefit will be calculated as of the actual date of death. Accumulation Units in the Variable Account will be sold on the date Due Proof of Death is received by the Service Center. Interest on the Death Benefit proceeds will be credited at the rate established by Liberty Life or in accordance with state laws, if greater. Liberty Life will typically pay Death Benefit proceeds within seven days after Liberty Life received Due Proof of Death.

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Exhibit 1

     Amendments Required for the Flexible Payment Variable Life Insurance
     Contract

     Amendments:

     (Amendment required if the question is initially left blank or corrected, but not initialed by the client).

     1.    Insured Name
     8.    Beneficiary Name & Relationship
     24.   Plan of Insurance
     25.   Amount of Insurance
     26.   Initial Model Premium
     28.   Death Benefit Option
     32.   Additional Benefits or Riders
     33.   Replacement Question
     35.   Owner Name

     All medical questions (underwriting information)

     Contract Date

     Initial Premium Due

     Note: If a Contract amendment becomes necessary, we will use the amendment to correct any other area of the application as needed.

     Special Handling

          4. Birth Date/Age: The Guideline Premiums will be incorrect if the insured's birth date is wrong on the original application leading to a change in age.

          8. Beneficiary relationship - amendment required if name and relationship is blank or changed.

          ** Class determination: We will amend the Class Determination if the class at issue is less favorable than the premium class originally applied for.

          9. Tobacco Use question: If the question is blank or changed to NO, we will amend if the question is answered NO. An amendment will not be required if the question is answered YES. With exam requirements, we will use an acknowledgement if the tobacco use question is blank and the exam is negative for tobacco use. We will amend if answered NO or blank on the application and exam results indicate tobacco use.

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